

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

Michael Hillerbrand
President and Chief Executive Officer
Nuts and Bolts International, Inc.
929 Greenwood Circle
Cary, NC 27511

> **Re: Nuts and Bolts International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 13, 2015**
> **File No. 333-200624**

Dear Mr. Hillerbrand:

We have reviewed your amended registration statement and have the following comment.

Financial Statements, page F-1

1. Please note the age of financial statements requirement pursuant to Rule 8-08 of Regulation S-X and update the filing accordingly. It appears that you should include interim financial statements for the six months ended January 31, 2015.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at (202) 551-3267 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Gregg E. Jaclin, Esq.